Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): 2015 Salmon Industry Handbook

Please find attached the 2015 version of the Salmon Industry Handbook.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

2015 Salmon Industry Handbook: http://hugin.info/209/R/1934071/696335.pdf